UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 19, 2016

Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

FOR IMMEDIATE RELEASE

Suncor Energy and Canadian Oil Sands reach agreement to support acquisition

Amended offer increases exchange ratio to 0.28 of a Suncor share for each COS share

Amended offer supported by COS Board and Seymour Schulich

Amended offer expected to expire at 4:00 p.m. (MT) on February 5, 2016

Shareholders are urged to tender their shares

(All dollar amounts referenced are in Canadian dollars)

Calgary, Alberta (January 18, 2016) – Suncor Energy Inc. (TSX: SU; NYSE: SU) and Canadian Oil Sands Limited (TSX: COS) are pleased to announce that they have reached an agreement to support the offer by Suncor to purchase all of the shares of COS.

Under the terms of the support agreement (the “Agreement”) Suncor has agreed to amend its offer (the “Amended Offer”) to provide for an increase in the original offer to COS shareholders to 0.28 of a Suncor share for each COS share. The Amended Offer, with a total aggregate transaction value of approximately $6.6 billion including COS’ estimated debt of $2.4 billion, has the support of the Boards of Directors of both companies.

The COS Board has received an opinion from its financial advisor, RBC Capital Markets, that, as of January 17, 2016, the consideration under the Amended Offer is fair, from a financial point of view, to COS shareholders. The COS Board has determined that the Amended Offer is in the best interests of COS and recommends that shareholders tender to the Amended Offer.

“We are pleased to have the support of the COS Board of Directors and shareholders, including Seymour Schulich, and have been advised of their intent to tender their shares” said Steve Williams, Suncor’s president and chief executive officer. “We believe this transaction delivers excellent value to COS shareholders while maintaining Suncor’s commitment to capital discipline, providing both companies’ shareholders with near and long-term value. Together, we’re bringing this full, fair and final offer to COS shareholders and we encourage everyone to tender their shares.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

“Since Suncor made its initial offer, our Board has remained steadfast in our commitment to maximize value for all shareholders. This agreement fulfills that commitment, providing our shareholders with a higher exchange ratio for their shares despite a 37 percent decline in spot oil prices,” said Don Lowry, Chairman of Canadian Oil Sands. “Our shareholders clearly signaled they expected more for their COS shares, and the Board has worked to secure that under very challenging circumstances. Given the current market for energy equities, we recommend shareholders tender their shares to Suncor’s improved offer.”

“I am pleased that working in conjunction with the COS Board, together we have been able to improve the terms of the offer for our shares. I will be tendering my shares, and consistent with the COS Board’s recommendation, I encourage my fellow shareholders to tender their shares” said Seymour Schulich, a major holder of COS shares.

A notice of variation and extension for the Amended Offer is expected to be mailed to registered security holders of COS by the end of this week and will be filed on COS’ SEDAR profile. The Amended Offer will include an extension of the expiry time which is currently anticipated to be extended to 4:00 p.m. (MT) on February 5, 2016. COS shareholders are urged to carefully review this document in its entirety.

The Amended Offer is subject to certain conditions, including the acquisition by Suncor of at least 51% of the outstanding Shares (calculated on a fully-diluted basis) being validly tendered under the Amended Offer and not withdrawn. This minimum tender condition has been lowered from 66 2⁄3%. Suncor has agreed that if it takes up any Shares, that it will pursue a subsequent acquisition transaction to acquire any shares not tendered to the Amended Offer. As a result of lowering the minimum tender condition to 51%, there have been changes to the expected U.S. federal income tax consequences to accepting the offer and Suncor now expects that the receipt of Suncor common shares in exchange for COS common shares pursuant to the Amended Offer will be a taxable transaction for U.S. federal income tax purposes. COS shareholders are urged to carefully review the amended U.S. federal income tax disclosure to be provided in the notice of variation and extension. The Amended Offer will continue to allow a tax-deferred rollover for Canadian shareholders of COS.

The Agreement provides that COS’ Board will issue a notice of change to its directors’ circular that will contain its favourable recommendation to COS shareholders, together with the fairness opinion provided by RBC Capital Markets. COS expects to issue and mail the notice of change with Suncor’s notice of variation and extension in connection with the Amended Offer. The Agreement contains, among other things, provisions for the suspension of dividends in the first quarter of 2016 by COS, for non-solicitation of competing offers, provided that COS has the right to consider superior proposals from other parties, subject to a right on the part of Suncor to match any such proposal and for a $130 million break fee payable by COS to Suncor in certain circumstances if the offer is not completed.

Shareholders who tender by the expiry date, assuming the Amended Offer conditions are satisfied on that date, will be entitled to receive Suncor’s first quarter 2016 dividend anticipated to be paid in late March, 2016.

JP Morgan and CIBC World Markets are financial advisors to Suncor. Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are Suncor’s legal advisors. RBC Capital Markets is COS’ financial advisor. COS’ legal advisors are Osler, Hoskin & Harcourt LLP and Norton Rose Fulbright Canada LLP (advisor to the COS Board). COS’ strategic shareholder services and communications advisor is Kingsdale Shareholder Services.

About Suncor’s Offer to COS shareholders

Full details of the Amended Offer and the related documents including, once filed, the notice of variation and extension and the notice of change, are, or will be, available under the COS profile at sedar.com and through Suncor’s website at suncorofferforcanadianoilsands.com.

To accept this Amended Offer, COS shareholders must tender their shares. Please contact D.F. King, who has been retained as Suncor’s information agent for instructions at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Amended Offer (referred to as the “Offer” in this advisory) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about: the timing of mailing of the notice of change and variation in respect of the Amended Offer, the expected new expiry time of the offer and the value of the offer for COS shareholders, the short and long term benefits of owning shares in Suncor, all of which are based on Suncor’s and COS’, as applicable, current expectations, estimates, projections and assumptions. Although each of Suncor and COS, as applicable, believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct, so readers are cautioned not to place undue reliance on them. Forward-looking statements are not guarantees of future events occurring or of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor and/or COS. Users of this information are cautioned that actual events and results may differ materially as a result of, among other things, assumptions regarding expected timing, synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect events and results are included in reports and other documents, including those related to the Offer, by Suncor and COS with the Canadian and United States securities regulatory authorities at sedar.com and at sec.gov.

Except as required by applicable securities laws, each of Suncor and COS disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Suncor

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

About COS

COS holds a 36.74 percent interest in the Syncrude project, the largest producer of light, sweet synthetic oil from Canada’s oil sands. As a pure play in Syncrude, COS provides investors with long-life, light crude oil exposure and since 2001 has paid dividends totaling $7.9 billion.

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For more information please contact:

Suncor: Investor inquiries: 800-558-9071 offer@suncor.com Media inquiries: 403-296-4000 media@suncor.com

Canadian Oil Sands:

Investor inquiries:

Siren Fisekci

Canadian Oil Sands Limited

Vice President, Investor & Corporate Relations

(403) 218-6228

invest@cdnoilsands.com

Media inquiries:

Kingsdale Shareholder Services

Ian Robertson

Executive Vice President, Communication Strategy

Direct: 416.867.2333

Cell: 647.621.2646

irobertson@kingsdaleshareholder.com

Kingsdale Shareholder Services

1-866-851-3215

contactus@kingsdaleshareholder.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: January 19, 2016	By:	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary